OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                     February 6, 2006                    FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2217
                                                    EMAIL: NBRENER@OLSHANLAW.COM

Mr. Robert Burnett
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

          Re:  Response of Neuro-Hitech Pharmaceuticals, Inc. to Current
               Report On Form 8-K/a Filed January 31, 2006 (File No. 333-125699)
               -----------------------------------------------------------------

Dear Mr. Burnett:

         We are securities  counsel to Neuro-Hitech  Pharmaceuticals,  Inc. (the
"Company") and as such we hereby submit,  on behalf of the Company a response to the letter of comment  dated  February 2, 2006 from the Division of  Corporation
Finance to the Company's  Current Report on Form 8-K/A filed with the Securities and Exchange  Commission (the  "Commission") on January 31, 2006 ("Form 8-K/A").
Our responses are numbered to  correspond to the  Commission's  comments and are filed in conjunction with the Current Report on Form 8-K/A ("Second Form 8-K/A")
which amends our Form 8-K/A.

ITEM 4.01

1.    We note that the Form 8-K,  dated  January 24, 2006,  and filed on January
      30, 2006 was only filed as an Item 1.01 Form 8-K;  however,  the amendment filed on January 31, 2006 was filed under  numerous  items  including Item
      4.01.  We do not  believe  it is proper  for the Item  4.01 Form  8-K/A to include  the Exhibit 16 letter only by  incorporating  it to a  previously filed document.  Please revise to include a revised Exhibit 16 letter in a
      Form 8-K filed under Item 4.01.

      A letter  from  Dale,  Matheson,  Carr-Hilton  Labonte  is being  filed as
      Exhibit 16 to the Second Form 8-K/A.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

February 6, 2006

2.    Please  revise  the  Item  4.01   information  to  state  if  your  former
      accountants  resigned  or if you  dismissed  them.  We do not  believe the statement  that  you  replaced  them  satisfies  the  requirement  of Item
      304(a)(1)(a)  of  Regulation  S-B. Also please revise to state the date of this event in the Item 4.01  section  rather  than  referring  a reader to another section of the filing.

      The first  sentence of the first  paragraph has been revised as follows to state the date that the Company's former accountants have been dismissed:

            "EFFECTIVE JANUARY 24, 2006, THE COMPANY DISMISSED DALE,
            MATHESON,   CARR-HILTON   LABONTE   ("DMCHL")   AS   ITS
            INDEPENDENT ACCOUNTANTS."

3.    The second paragraph of your Item 4.01 disclosure  refers to the report of your former  auditor for the quarter  ended  September 30, 2005. We do not see where any such  report  was ever  filed  with the  Commission.  Please revise  to  delete  the  reference  to  the  September  30,  2005  report, alternatively please file the report or tell us where it has been filed.

      The reference to the  Company's  former  auditor's  report for the quarter ended  September  30,  2005  has  been  deleted  and a  reference  to such auditor's report for the fiscal year ended March 31, 2005 has been added.

4.    Please  revise  the   disclosure  to  discuss  if  there  were  any  other
      modifications to the former accountants' report(s). You provide disclosure with respect to the going concern matter,  which appears  proper;  however you  should  also state if there  were any other  modifications.  See Item
      304(a)(1)(ii) of Regulation S-B.

      The second  paragraph has been revised to indicate that the report DID NOT
      CONTAIN AN ADVERSE OPINION OR DISCLAIMER OF OPINION,  NOR WAS IT QUALIFIED
      OR  MODIFIED AS TO  UNCERTAINTY,  AUDIT  SCOPE OR  ACCOUNTING  PRINCIPLES,
      EXCEPT  THAT THE  REPORT  WAS  qualified  as to the  Company's  ability to continue as a going concern.

5.    Please  expand the  disclosure  with  respect  to the former  accountants'
      report to refer to the  audit  report  on the  March  31,  2005  financial statements and state the nature of that report.

      See response to Item 4 above.

February 6, 2006

6.    Please expand the disclosure  with respect to  disagreements  to cover the subsequent  interim period through the date the former auditor resigned or was  dismissed.  See Item  304(a)(1) of  Regulation  S-B.  Since the audit reports may not  correspond  with the fiscal year it may not be clear to a reader what your fiscal year is. Please consider  stating your fiscal year end, or perhaps disclose that there were no  disagreements  from inception through January 24, 2006, if true.

      The first  sentence of the fourth  paragraph  was revised to disclose that there were no disagreements  from the Company's  inception through January
      24, 2006.

7.    Please  revise to include an updated  letter  from the former  accountants which covers the  disclosures as revised for the comments stated above. We would expect the former accountants letter to refer to the disclosures, as revised, and it is suggested the next to last paragraph in Section 4.01 to refer to Form 8-K/A rather than to Form 8-K. Please revise or advise.

      An updated  letter from Dale  Matheson is being filed as Exhibit 16 to the
      Second 8-K/A,  and the next to last paragraph has been revised to refer to
      Form 8-K/A.

         The Company  acknowledges  that staff comments or changes to disclosure in response to staff  comments do not foreclose the  Commission  from taking any action  with  respect to the filing;  do not  relieve the Company  from its full responsibility  for the adequacy and accuracy of the  disclosure  in the filing;
and  that it may not  assert  staff  comments  as a  defense  in any  proceeding initiated by the Commission or any person under the federal  securities  laws of the United States.

         Please direct any questions or comments concerning this response to the undersigned at (212) 451-2217.

                                               Very truly yours,

                                               /s/ Nancy Brenner
                                               --------------------------------
                                               Nancy Brenner
cc: Reuben Seltzer